

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 15, 2007

Mr. Claiborne P. Deming
Principal Executive Officer
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR 71731

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-08590**

Dear Mr. Deming:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief